Mail Stop 3-09

							December 20, 2004


Glenn W. Anderson
President and Chief Executive Officer
GAINSCO, Inc.
1445 Ross Avenue, Suite 5300
Dallas, Texas 75202

Re:	GAINSCO, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Supplemental response filed 12/16/04
	File No. 1-09828

Dear Mr. Anderson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

What are the U.S. Federal income tax consequences of the recapitalization to me? page 20

1. Based on your proposed disclosure pursuant to comment 1, it appears KPMG`s reason for issuing a "should" opinion is not that it has any uncertainty regarding its interpretation of the law, but rather because it does not know each shareholder`s particular circumstances. Since circumstances could vary, KPMG cannot opine with certainty on the tax consequences to every shareholder. This suggests KPMG`s opinion is based on certain assumptions about shareholders` circumstances. For shareholders who meet the assumptions, it appears the opinion should be a "will" opinion. For shareholders who do not meet the assumptions, it seems likely that the disclosed tax consequences will not apply to them, so there exists more doubt than even using the word "should" instead of "will" conveys. It is our position that the following revisions should be made:

* the assumptions about shareholders` circumstances should be disclosed;
* the opinion should be clear that it is limited to the shareholders meeting the disclosed assumptions;
* the statements that the use of the term "should" was not meant to convey any degree of uncertainty but is intended to be consistent with a high degree of confidence should be deleted; and
* the opinion should then be changed to a "will" opinion.

Additionally, you should urge shareholders to consult with their own tax advisor without disclaiming liability for the opinion. Please revise the second paragraph of this discussion that is already in your filing, the proposed disclosure, and the tax opinions themselves so they are consistent with this position. "Should" opinions are typically acceptable only if doubt exists because of conflicting authority or a lack of authority directly addressing the tax consequences.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 824-5219, Suzanne
Hayes
at (202) 942-1789, or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Byron F. Egan
	Jackson Walker L.L.P.
	Bank of America Plaza
	901 Main Street, Suite 6000
	Dallas, TX 75202
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Glenn W. Anderson
December 20, 2004
Page 1